Exhibit 99.1

Canaan Inc. Announces December 2024 Bitcoin Production and Mining Operation Updates and Provides FY2025 Financial Guidance

Expects total revenues for FY2025 in the range of US$900 million to US$1.1 billion

SINGAPORE, Jan. 21, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending December 31, 2024, and provided financial guidance for fiscal year 2025.

Management Commentary

“Since the beginning of the fourth quarter of 2024, we have made considerable progress in expanding our market presence, strengthening partnerships and advancing our self-mining operations, while steadily increasing our bitcoin holdings on our balance sheet,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “We made significant strides in North America, establishing a new localized team to explore partnerships and opportunities, and to implement new projects. Our goal remains on track to reach 10 Exahash per second (EH/s) of mining hash rate in North America and 15 EH/s in total globally by mid-2025.

“On the product front, we upgraded our Avalon A15 series, which offers superior performance, with different models to address each of our customers’ diverse mining conditions and needs. These products have gained traction among our customers, as demonstrated by multiple high-profile orders from well-renowned institutional miners. Meanwhile, our commitment to exceptional service and support has garnered increasing recognition in the markets. We also believe that with the growing popularity of Bitcoin, the ability to mine will become of interest to a broader audience. This belief led to the launch of additional products in the Avalon Home series. These innovative products are designed for individual consumers and allow them to participate in the decentralization principles of the Bitcoin system.

“In light of the increasing demand for bitcoin mining hash rate and our growing mining operations, our preliminary expectations for total revenues for fiscal year 2025 are in the range of US$900 million to US$1.1 billion. This guidance is based on current market and operational conditions, and our actual results may vary from these expectations. In Q1 2025, we continue to see increased computing power demand, leading to deliveries of customer orders scheduled into Q2 of 2025. As we balance the allocation of our Bitcoin mining machines between customer orders and our own mining hash rate deployment, we continue to prepare for longer-term impact of the bull market. Due to the typical slowdown that we anticipate because of the Lunar New Year holiday period in Q1 2025, we will provide guidance for Q1 in our Q4 2024 earnings release which we expect to issue in late March 2025. We remain committed to innovation, strategic partnerships, and expanding the Company’s footprint in the global Bitcoin mining industry.”

December 2024 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	62 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,293 Bitcoins
Month-End Deployed Hashrate (EH/s)	5.44EH/s
Month-End Operating Hashrate (EH/s)	4.75EH/s
Month-End Average Revenue Split[2]	53.7%
Average Mining Operational Cost During the Month[3]	US$0.04/kWh

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average electricity and operational cost if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of December 31, 2024) ：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	7	4.75 EH/s	5.44 EH/s	0.16 EH/s	5.6 EH/s
America	1	0.7 EH/s	0.74 EH/s	0.16 EH/s	0.9 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	4	4.01 EH/s	4.64 EH/s	0 EH/s	4.64 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Summary of Recent Operational Updates:

•	Strategic Partnerships and Orders:

o	Secured an order from CleanSpark for 3,800 Avalon A1566I immersion cooling miners, each with an average computing power of 249 TH/s, which were delivered during Q4 2024.

o	Entered into a purchase agreement with HIVE Digital Technologies Ltd for 6,500 Avalon A1566 miners, with deliveries commencing in December 2024 and continuing through March 2025.

o	Secured a follow-on order from HIVE Digital Technologies Ltd for 5,000 Avalon A15-194T miners, further strengthening the partnership.

o	Signed an agreement with AGM Group Holdings Inc. to provide 2,000 Avalon A15 Hydro Bitcoin mining machines, with an option for the customer to acquire up to 30,000 additional units.

o	Secured an order from a new U.S. customer for 2,800 air-cooled Avalon A15XP miners, each with a benchmark hash performance of 207 TH/s, scheduled for delivery in Q1 2025.

•	Expansion of Self-Mining Operations:

o	Expanded self-mining activities in Texas through a strategic joint mining agreement with Luna Squares Texas LLC to collaborate on mining at a 30 MW site in Willow Wells, Texas, expected to be energized by Q1 2025.

o	Amended the hosting agreement to upgrade the mining fleet operated by Stronghold Digital Mining Hosting, LLC in Pennsylvania, agreeing to deliver 4,000 Avalon A14 series mining machines to replace older Avalon models at the Panther Creek facility.

•	Product Innovation:

o	Introduced the Avalon Mini 3 and Nano 3S Bitcoin mining heaters for home and personal use at CES 2025 - two innovative devices that combine efficient Bitcoin mining with home heating solutions to democratize cryptocurrency mining for individuals.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to mining hash rate deployment, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

###

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com